UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Landauer, Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

51476K 10 3

(CUSIP Number)

KANCHANA WANGKEO LEUNG, ESQ.

GILEAD CAPITAL LP

157 Columbus Avenue, Suite 403

New York, New York 10023

MITCHELL RAAB, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 6, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 51476K 10 3

1	NAME OF REPORTING PERSON

Gilead Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		525,361
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

525,361
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

525,361
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 51476K 10 3

1	NAME OF REPORTING PERSON

Gilead Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		525,361
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

525,361
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

525,361
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 51476K 10 3

1	NAME OF REPORTING PERSON

Jeffrey A. Strong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		525,361
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

525,361
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

525,361
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

IN

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CUSIP NO. 51476K 10 3

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares deemed to be beneficially owned by Gilead Capital were purchased with working capital in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 525,361 Shares deemed to be beneficially owned by Gilead Capital is approximately $19,849,430, including brokerage commissions.

Item 4.	Purpose of Transaction.
Item	4 is hereby amended to add the following:

On September 6, 2017, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Fortive Corporation, a Delaware corporation (“Parent”), and Fern Merger Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Sub”). Pursuant to the Merger Agreement, on the terms and subject to the conditions set forth in the Merger Agreement, as promptly as reasonably practicable (and, in any event, no later than September 20, 2017), Sub will commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of common stock, par value $0.10 per share, of the Issuer (“Company Common Stock”), at a price per share of Company Common Stock of $67.25 (such amount, or any other amount per share paid pursuant to the Offer and the Merger Agreement, the “Offer Price”), subject to any required withholding of taxes, net to the seller thereof in cash, without interest, on the terms and subject to the conditions and limitations set forth in the Merger Agreement. The Merger Agreement also provides that, following the time Sub irrevocably accepts for payment all shares of Company Common Stock that Sub became obligated to purchase pursuant to the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, Sub will be merged with and into the Issuer (the “Merger”) in accordance with Delaware law, with the Issuer continuing as the surviving corporation. As a result of the Merger, the Issuer will become a wholly owned subsidiary of Parent.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares held by stockholders who have properly exercised appraisal rights under Delaware law and (ii) shares held in the treasury of the Issuer or by Parent, Sub or any of their respective wholly owned subsidiaries) will automatically be converted into the right to receive the Offer Price in cash, subject to any required withholding of taxes, without interest.

A more complete description of the Merger Agreement and the conditions to the Offer are set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on September 6, 2017 (the “Issuer 8-K”). Such description of the Merger Agreement is incorporated herein by reference and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 2.1 to the Issuer 8-K and is also incorporated herein by reference.

Concurrently with the execution and delivery of the Merger Agreement, the Reporting Persons entered into a tender and support agreement (the “Support Agreement”) with Parent and Sub pursuant to which it agreed to tender all of the Shares in the Offer, subject to certain exceptions. The Support Agreement automatically terminates, among other items, upon the termination of the Merger Agreement or upon a Change of Company Recommendation (as such term is defined in the Merger Agreement). The foregoing description of the Support Agreement is qualified in its entirety by the full text of the Support Agreement, the form of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 9,638,580 Shares outstanding, which is the total number of Shares outstanding as of August 4, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 8, 2017.

A.	Gilead Capital

(a)	As of the close of business on September 7, 2017, Gilead Capital directly beneficially owned 200 Shares. As the investment manager of the Gilead Capital Accounts, Gilead Capital may be deemed the beneficial owner of the 525,161 Shares held in the Gilead Capital Accounts.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 525,361
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 525,361

Gilead Capital has the power to vote and dispose of the Shares held in the Gilead Capital Accounts. Gilead Capital shares the power to vote and dispose of the Shares it beneficially owns, including the Shares held in the Gilead Capital Accounts, with Gilead Capital GP and Mr. Strong.

(c)	Gilead Capital has not entered into any transactions in the Shares during the past sixty days.
B.	Gilead Capital GP

(a)	Gilead Capital GP, as the general partner of Gilead Capital may be deemed the beneficial owner of the 525,361 Shares beneficially owned by Gilead Capital.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 525,361
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 525,361

(c)	Gilead Capital GP has not entered into any transactions in the Shares during the past sixty days.

C.	Jeffrey A. Strong

(a)	Mr. Strong, as the managing member of Gilead Capital GP and the Chief Investment Officer and managing partner of Gilead Capital, may be deemed the beneficial owner of the 525,361 Shares beneficially owned by Gilead Capital.

Percentage: Approximately 5.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 525,361
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 525,361

(c)	Mr. Strong has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 6, 2017, the Issuer entered into the Merger Agreement as described in Item 4 above and referenced as Exhibit 99.1 hereto.

On September 6, 2017, the Reporting Persons entered into the Support Agreement with Parent and Sub as described in Item 4 above and referenced as Exhibit 99.2 hereto.

Item 7.	Material to be Filed as Exhibits.
Item	7 is hereby amended to add the following exhibits:
99.1	Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on September 6, 2017).
99.2	Tender and Support Agreement.

5

CUSIP NO. 51476K 10 3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2017

Gilead Capital LP

By:	Gilead Capital GP LLC General Partner

By:	/s/ Jeffrey A. Strong
	Name:	Jeffrey A. Strong
	Title:	Managing Member

Gilead Capital GP LLC

By:	/s/ Jeffrey A. Strong
	Name:	Jeffrey A. Strong
	Title:	Managing Member

/s/ Jeffrey A. Strong
Jeffrey A. Strong

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